CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
John Stansbury
1st Floor, 267 West Building, 267 West Avenue, Centurion, South Africa
Director, Cresco Project Finance (Pty) Ltd

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of 13 November 2014, as amended and restated effective January 26, 2015.

c) Qualifications:
B.Sc (Eng) (Ind), University of Pretoria, 1967;
MBA, University of Pretoria, 1970;
B. Proc., University of South Africa, 1996;
LLB, University of South Africa, 2000
I am a member of the South African Institute of Industrial Engineers and am a registered Professional Engineer with the Engineering Council of South Africa. I have worked in the mining and mineral sector for more than 30 years and have been involved in project evaluation at operational, supervisory and final accountability level.
I have read the definition of "qualified person" set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

d) Site Inspection:
I have not made a personal inspection of the Project site.

e) Responsibilities:
I am responsible for: Section 22, Section 25; Section 26; and Section 27.

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have had no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the above subsections of the Technical Report, for which I am responsible, have been prepared in compliance with same.

i) Disclosure:
As of the amended effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Centurion, South Africa on 26th January 2015

/s/ J S Stanbury

J S Stanbury. Pr. Eng

Registration Number: 2005/042496/07
DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157
PO Box 3567 / Rivonia / South Africa / 2128
Telephone: +27 (0)11 202 8600